FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date May 9, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

NEWS FOR RELEASE: May 9, 2006

NEWS RELEASE NR 06-08

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Investor Relations

Chevonne Miller, Breakthrough Financial Marketing

Inc. at 1-403-269-7676 or 1-866-269-7676  miller@breakthrough.ab.ca

Tyler appoints Theodore Renner as Chairman of the Board

and a member of the Audit Committee

Tyler Resources Inc. is pleased to announce the appointment of Theodore H. Renner, B.S.C., Mech. Eng., M.B.A., as Chairman of the Board of Directors and as a member of the Audit Committee.

Ted is a veteran business executive, having held a variety of senior roles over the past 25 years, including Chairman and C.E.O. of Vista Energy Inc.; President, C.E.O. and Director of Wascana Energy Inc.; and President, C.E.O. and Director of Mark Resources Inc. Mr. Renner has also served as a director of Saskatchewan's Petroleum Technology Research Council and has participated in the framing of energy policy discussions while serving as a past Chairman of the Canadian Energy Research Institute.  Other previous directorships include the Canada West Foundation, the Nature Conservancy of Canada, as well as participation in the Business Council on National Issues. He is currently president to of Kiora Resources Inc., a private investment company, and a Director of Uravan Minerals Inc. Mr. Renner received his B.Sc. in mechanical Engineering from the University of Manitoba and his M.B.A. from the University of Western Ontario.

As a result of his corporate experience, Mr. Renner has extensive expertise in corporate finance and mergers and acquisitions. Mr. Renner joined Tyler’s Board of Directors on February 13, 2006.

The Company is pleased to welcome Mr. Renner as Chairman of the Board, and thanks Mr. Gregory Smith for his role in that capacity over the last 6 months. Mr. Renner’s involvement with the Company since his appointment with the Board of Directors has already significantly enhanced and strengthened the Company’s focus in its current plans to advance its main Bahuerachi base and precious metal project in Mexico.

The Audit Committee is now comprised of Theodore Renner, Lesley Hayes and Gregory Smith.

 “Jean Pierre Jutras”

Jean Pierre Jutras

President, CEO and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”,“projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.